Roku All-Employee Email

To: All Roku Employees
From: Anthony Wood
Subject: Taking Roku to the Next Level

Howdy Roku!

Today is a big day for Roku. We announced that Roku is joining the FOX portfolio, which includes Tubi, FOX Sports, FOX Entertainment, FOX News, and more. We’ll continue to operate as Roku, doing what we do best, but with significantly increased scale, access to premium content such as the NFL and much more. Together, these assets position us to deliver even greater value to our customers, partners, advertisers and employees.

When I founded Roku, it was based on the premise that all TV would someday be streamed. Our goal was simple: make TV better for everyone. I believed that the internet held the potential to transform TV. This led me to create the world's first and only purpose-built TV OS, transforming the television into a streaming business platform for viewers and the industry.

Since then, we have worked as a team to take this company farther than I ever imagined it could go. We launched our first streaming player in 2008, and today we reach more than 100 million streaming households around the world. We have pioneered new ways to discover and enjoy entertainment, built one of the industry’s leading TV streaming platforms and created a business that sits at the center of the TV ecosystem.

As transformative as this journey has been, the streaming revolution is still in its early stages, and together with FOX, we have the opportunity to go even further. FOX has a long history of media innovation, including recognizing the platform shift early and investing in Roku years before our 2017 IPO. FOX today is a diversified entertainment and media leader with scaled businesses across live sports, national and local news and both ad-supported and subscription streaming. During our discussions, what stood out most was not just FOX’s strategic alignment, but their deep respect for what Roku has built and genuine appreciation for the team behind it. That perspective was critical to both me and our Board of Directors as we evaluated this partnership.

At Roku, we have built a culture that values great ideas, moves quickly and puts the user experience at the heart of everything we do. Finding a partner that understood and valued those qualities was essential, and I am confident that FOX recognizes what makes Roku unique and wants “Roku to continue being Roku.”

I am confident this transaction will give Roku the resources and reach to move faster, invest more aggressively in innovation and continue shaping the future of television. Together with FOX, we will continue:
•	Investing in platform and product innovation, personalization and content discovery;
•	Enhancing the Roku viewer experience and building Roku City; and
•	Distributing and showcasing quality content from thousands of partners, both subscription and ad supported.

This combination should also create new opportunities to accelerate innovation, expand capabilities and may also create new opportunities for many employees.

What Happens Next

While today’s announcement is significant, it is only the first step in a process that will take time to complete. The transaction is expected to close in the first half of calendar year 2027, subject to customary closing conditions. Until then, Roku and FOX will remain separate companies. We remain focused on our strategy of maximizing both OS scale and platform monetization, executing on our product, engineering and business priorities, supporting our partners and delivering great streaming experiences for our users. Your role, reporting, compensation and benefits programs will continue during this interim period.

I am incredibly proud of what we have created together. That’s why I want to be clear: following close, Roku will continue to operate under the Roku brand. The combined company will be led by Lachlan Murdoch, Executive Chair and Chief Executive Officer of FOX. I will have an ongoing role at the combined company, and I will also join the FOX Board of Directors. We expect integration planning to proceed thoughtfully and deliberately following close, with a continued focus on supporting Roku’s people, products, partners and customers. Roku will remain an open, partner-friendly platform, supporting the entire streaming ecosystem.

Attached to this email you will find the press release and an employee FAQ that addresses many of the questions we anticipate you may have.

We will also host an employee all-hands meeting at 9 AM PT / 12 PM ET today to discuss the announcement. I encourage everyone to attend.

Today’s news will likely generate media attention and external inquiries. Consistent with our company policy, please forward any media inquiries you may receive to Kelli Raftery at kraftery@roku.com and any inquiries from investors or analysts to Conrad Grodd at cgrodd@roku.com.

Thank you for everything you have done to help make Roku the company it is today. This team has accomplished things many people thought were impossible, and I could not be more proud of what we have achieved. I am excited for what comes next and for the opportunities ahead.

Anthony

Important Information About the Proposed Transaction and Where to Find It

In connection with the Transactions, Fox Corporation (“Parent”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Parent’s common stock to be issued in the Transactions and a joint proxy statement for Parent’s and the Company’s respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to stockholders of Parent and the Company. Each of Parent and the Company may also file with or furnish to the SEC other relevant documents regarding the Transactions. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Parent or the Company may mail to their respective stockholders in connection with the Transactions.

INVESTORS AND SECURITY HOLDERS OF PARENT AND THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING PARENT, THE COMPANY, THE TRANSACTIONS AND RELATED MATTERS.

The documents filed by Parent with the SEC also may be obtained free of charge at Parent’s website at investor.foxcorporation.com or upon written request to Parent through the form provided on the website or by phone at (212) 852-7059. The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at roku.com/investor or upon written request to the Company at ir@roku.com. These documents filed with the SEC are also available for free to the public at the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Parent, the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Parent and the Company in connection with the Transactions under the rules of the SEC.

Information about the interests of the directors and executive officers of Parent and the Company and other persons who may be deemed to be participants in the solicitation of stockholders of Parent and the Company in connection with the Transactions and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about Parent’s directors and executive officers and their ownership of Parent’s common stock is set forth in Parent’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on September 25, 2025. To the extent that holdings of Parent’s securities have changed since the amounts printed in Parent’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in the Company’s proxy statement for its 2026 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 24, 2026. To the extent that holdings of the Company’s securities have changed since the amounts printed in the Company’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transactions may be obtained by reading the Joint Proxy Statement/Prospectus regarding the Transactions when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Parent’s and the Company’s current expectations, estimates and projections about the expected date of closing of the Transactions and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Parent and the Company, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the Transactions and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the Transactions or to make or take any filing or other action required to consummate the transaction in a timely manner or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the Transactions on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of Parent’s and the Company’s businesses and other conditions to the completion of the Transactions; (ii) failure to realize the anticipated benefits of the Transactions, including as a result of delay in completing the transaction or integrating the businesses of Parent and the Company; (iii) Parent’s and the Company’s ability to implement their business strategies; (iv) pricing trends; (v) potential litigation relating to the Transactions that could be instituted against Parent, the Company or their respective directors; (vi) the risk that disruptions from the Transactions will harm Parent’s or the Company’s business, including current plans and operations; (vii) the ability of Parent or the Company to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Transactions; (ix) uncertainty as to the long-term value of Parent’s common stock; (x) legislative, regulatory and economic developments affecting Parent’s and the Company’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Parent and the Company operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transactions that could affect Parent’s or the Company’s financial performance; (xiv) restrictions during the pendency of the Transactions that may impact Parent’s or the Company’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Parent’s and the Company’s response to any of the aforementioned factors; and (xvi) failure to receive the approval of the stockholders of Parent and the Company. These risks, as well as other risks associated with the Transactions, are more fully discussed in the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the Transactions. While the list of factors presented here is, and the list of factors presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Parent’s or the Company’s consolidated financial condition, results of operations or liquidity. Neither Parent nor the Company assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.